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 FUNDRISE | **Income Interval Fund**

> ***Editor's note:*** *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $1,800,000, and an affiliate of the Adviser, which invested roughly $7,200,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The [prospectus](#) for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to [fundriseincomerealestatefund.com](#). The prospectus should be read carefully before investing in the Fund.*

Opportunistic Credit Strategy: Preferred equity investment in 103-unit multifamily development near Phoenix, AZ

We believe the current macroeconomic environment has created a window of opportunity to achieve outsized returns in the credit and lending markets.

As part of an increased focus on Opportunistic Credit, we've invested roughly $9.0 million to provide financing in the form of preferred equity for the development of Thompson Reserve, a 103-unit horizontal multifamily community on 9.63 acres of land in San Tan Valley, Arizona, roughly an hour southeast of Phoenix. We believe that because of the current macroeconomic conditions and dislocations in the credit markets, we are able to deliver higher risk-adjusted returns than were previously available.

In this instance, under the terms of the investment agreement, the borrower has agreed to pay us a 13.85%[1] fixed annual rate that will accrue until the earlier of either redemption or the first extension. Additionally, the borrower has agreed to pay us a rate of 3.50% in current-pay interest on the $500,000 held in interest reserve. This interest will be replenished semiannually until the sponsor equity requirement is fully met.

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[1] *This solely represents a fixed rate of preferred return due to the Opportunistic Credit Fund and Fundrise Income Fund under the terms of their investment agreements, and does not reflect either a gross or net return that an investor in the Opportunistic Credit Fund or Fundrise Income Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Fundrise Income Fund will be subject to a 0.85% asset management fee and 0.15% advisory fee, and all investors in the Opportunistic Credit Fund will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund investors.*

Strategy

This investment follows a Fixed Income strategy.

What is horizontal multifamily?

From an operational / business plan perspective, a "horizontal" multifamily community is essentially identical to a traditional apartment community: that is to say, it consists of a single property that's improved with many rental dwellings, each of which is leased to an individual tenant.

However, rather than being built like traditional apartments where each unit takes up only a small part of a larger, multi-story building, a horizontal multifamily community is made up of many one- or two-story duplexes and detached homes without other units above or below. Each rental unit has its own private entrance and, in many cases, reserved parking and a fenced-in backyard. "Horizontal multifamily" specifically describes a wholly for-rent community of homes.

Business plan

Our loan will be used to finance the construction of this luxury horizontal multifamily community, which the borrower expects will take roughly two years to complete. At that point, they plan to lease up the units and pay back our preferred equity investment, either using proceeds from a sale or by refinancing the property once it's stabilized. (In the world of real estate investing, "stabilized" refers to a property that is almost completely leased up — typically an occupancy rate over 90%, therefore producing a "stable" flow of rental revenue.)

In June 2022, the Sponsor acquired the vacant land already zoned for residential development. In May 2023, they began constructing one-story single-unit buildings and one- and two-story duplexes, with a total of 103 luxury units. The development will offer a diverse unit mix of one- and two-bedroom floorplans and community amenities. Construction is anticipated to complete in late 2024.

Under the investment terms, our preferred equity will receive priority ahead of the common equity (i.e., the borrower's equity), in regards to any distributions, profits, or payback. By structuring this investment (and most of our other investments in construction) like debt, we aim to mitigate risk to our investors' principal and negate the impact of delays on performance.

The borrower has agreed to pay us a 13.85%[1] fixed annual rate that will accrue until the earlier of either redemption or the first extension. Additionally, the borrower has agreed to pay us a rate of 3.50% in current-pay interest on the $500,000 held in interest reserve. This interest will be replenished semiannually until the sponsor equity requirement is fully met. To increase our margin of safety, the sponsor signed as a guarantor for the preferred equity and provided standard carve-out provisions and guarantees. In addition, the sponsor invested an amount of equity representing approximately 23.6% of the total expected costs, similar to our investment but junior to our position. That means they would lose their entire investment before our principal would be threatened.

Our approximately $9 million investment represents our full commitment to the project. At closing, the sponsor drew $1.3 million of the $9 million, with an additional $500,000 held in interest reserves, with the remaining

capital to be drawn down over time, based on agreed-upon milestones, such as foundation, framing, roofing, etc. Our team reviews detailed third-party progress reports before approving each draw, limiting the amount of principal at risk at any given point.

This investment was made by two Fundrise sponsored funds: the Fundrise Income Fund, which invested roughly $1.8 million, and the Fundrise Opportunistic Credit Fund, which invested roughly $7.2 million.

Dislocation in credit market creates opportunity

As we referenced most recently in our Private Credit Investment Strategy update and in our podcast entitled "The Great Deleveraging", we believe the current macroeconomic environment has created a temporary period of market dislocation and, as a result, there exists a window of opportunity, specifically in the credit and lending markets, to achieve outsized returns relative to actual risk.

Consequently, we are seeing attractive opportunities to invest in high-quality assets or developments that are in the midst of value-enhancing activities — such as construction, renovations, or lease-up — before they reach stabilization and are ready for long-term fixed-rate debt or a sale. We believe that these opportunities can deliver a highly attractive risk-adjusted return by focusing on creditworthy borrowers.

While we often gravitate towards preferred equity investment structures given our preference for the risk-return profile, we believe the current dynamics are even more favorable for such a structure, and we expect to see lower relative loan-to-value/loan-to-cost (i.e., risk) paired with higher effective returns. This can be seen in the preferred return achieved in this investment of 13.85%[1] vs. pricing for similar investments just 12-24 months ago, often in the range of only 9-10%.

Additionally, while this investment is initiating with a 76.4% LTC, we believe that we should be able to exit the deal at a 53.6% LTV (the ratio of the loan amount against the value of the property, as opposed to cost) once the construction is complete and community is leased up; this substantial difference between the initial LTC and the expected LTV highlights the project's huge potential for value creation.

Why we invested

- **Prime location:** The community is located an hour southeast of downtown Phoenix, the fifth largest city in the country and the fastest-growing city for population growth from 2016-2020, and the second fastest from 2020-2021.

- **Healthy local economy:** In 2022, the Phoenix area's population grew by 1.3%, a much faster rate than the national average of 0.4%, and is expected to double in the next two decades, according to the U.S. Census. Phoenix continues to draw people due to its diverse economy, driven by technology, manufacturing, bioscience research, and advanced business services. The growth and expansion of Phoenix's economy continue to make it attractive to both renters and homebuyers.

- **Attractive margin of safety:** The sponsor invested an amount of equity representing approximately 23.6% of the total expected costs, similar to our investment but junior to our position. That means they would lose their entire investment before our principal was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.